FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Dec 20, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 365 - 2nd Floor 05093-901 - São Paulo - SP – Brazil Tel. (55 11) 2113-3552 www.sadia.com.br

São Paulo-SP, December 16, 2005

NOTICE TO THE SHAREHOLDERS

SADIA S.A. (the “Company”) informs its shareholders that an Extraordinary Shareholders Meeting (ESM) was held on December 15, 2005, at the Company’s main address, which approved the proposal submitted by the Board of Directors to (i) grant preferred shares the right to be included in a possible public offering for the disposal of the Company’s control, with the guarantee that the title holders of preferred shares will have a minimum price equal to eighty percent (80%) of the amount paid per share with voting right and being an integral part of the controlling block; and (ii) in exchange, exclude from letter (b) of Art. 12 of the Company’s Bylaws, the advantage of the title holders of preferred shares to receive dividends at least 10% higher than those granted to title holders of common shares, and therefore the compensation paid to common and preferred shares, under dividends, becoming equal.

Further, the Company informs its shareholders that, in compliance with the provisions in Paragraph 1, Article 136 of Law No. 6404/76, by fifty-seven percent (57.12%) of the total number of title holders of preferred shares issued by the Company, at the Special Preferred Shareholders Meeting also held on December 15, 2005 (“Special Meeting”), the exclusion of the right of preferred shares to a dividend 10% higher than that paid to common shares from the Company’s Bylaws was ratified and therefore letter (b) of Art. 12 of the Company’s Bylaws is amended.

The exclusion of the right of preferred shares to a dividend 10% higher than that paid to common shares from the Company’s Bylaws entails the possibility, by the Company’s dissenting preferred shareholders, of exercising their right of withdrawal pursuant to the provisions in the heading of Item 1, Art. 137 of Law No. 6404/76, as amended. This withdrawal right may be exercised by the pertinent shareholders within the thirty (30) subsequent days to the publication of this notice to the shareholders and the corresponding minutes of the ESM and SSM, being established that the shareholders who acquired shares as from and including October 28, 2005 shall not be entitled to the aforementioned withdrawal right.

The repayment amount in the cases of withdrawal is the book value of the shares issued by the Company as determined in its Balance Sheet prepared at September 30, 2005.

(a) Shareholders who own free and unencumbered shares under the custody of Banco Bradesco, the custodian of the Company’s shares, and who desire to exercise their withdrawal right, must submit, to any branch of Banco Bradesco, a written application with the number of shares and a notarized signature accompanied by certified copies of the following: (i) Individuals: CPF/MF (Enrollment in the Register of Individual Taxpayers (CPF/MF), Identity Card (RG) and proof of current home address; (ii) Corporations: CNPJ (Number of Enrollment in the Register of Corporate Taxpayers), Minutes of Meetings, Bylaws and their amendments, as well as papers/documents relating to partners/legal representatives ( CPF/MF, RG and proof of current home address). Shareholders represented by proxy shall submit, in addition to the above, the corresponding mandate and this shall include special powers for exercising the withdrawal right and for applying for reimbursement.

(b) Shareholders who own free and unencumbered shares under the custody of Companhia Brasileira de Liquidação e Custódia (CBLC) shall exercise their withdrawal right through their custody agents.

SADIA S.A.
Luiz Gonzaga Murat Junior
Director of Investor Relations